UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 001-33708

Philip Morris International Deferred Profit-Sharing Plan
(Full title of the plan)
PHILIP MORRIS INTERNATIONAL INC.
120 Park Avenue
New York, New York 10017
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
TABLE OF CONTENTS

Page (s)

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	6
Notes to Financial Statements	7-14

Supplemental Schedule*:
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit:
23. Consent of Independent Registered Public Accounting Firm
*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Philip Morris International Deferred Profit-Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

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/s/ PricewaterhouseCoopers LLP

New York, New York
June 9, 2020

We have served as the Plan’s auditor since 2008.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2019 and 2018
(in thousands of dollars)

	2019	2018
Investments:
Total investments at fair value (Note 7)	$277,484	$243,497

Receivables:
Employer's contribution	3,218	1,674
Participants' contributions	151	149
Participants' loans	703	563
Dividends	898	928
Unsettled trades receivable	346	—
Total receivables	5,316	3,314

Net assets available for benefits	$282,800	$246,811

The accompanying notes are an integral part of these financial statements.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2019
(in thousands of dollars)

2019
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation in fair value of investments	$43,722
Dividends and interest	10,358
Total investment income/(loss)	54,080

Interest income on notes receivable from participants	34

Contributions to the Plan:
By employer	3,734
By participants	2,126
Total contributions	5,860

Net additions	59,974

Deductions from net assets attributed to:
Distributions and withdrawals	23,985

Total deductions	23,985

Net increase	35,989

Net assets available for benefits:
Beginning of year	246,811
End of year	$282,800

The accompanying notes are an integral part of these financial statements.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan:

General:

The Philip Morris International Deferred Profit-Sharing Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible salaried employees of PMI Global Services Inc. (the “Company”). The Plan is designed to provide eligible employees with an opportunity to share in the profits of the Company and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The administration of the Plan has been delegated to the Administrator, as defined in the Plan. The PMI U.S. Benefits Committee (the “Benefits Committee”) is responsible for the operation and management of the investment of the assets of the Plan, other than the following investment options: the “PMI Stock Investment Option”; the “Altria Stock Investment Option”; the “Mondelēz International Stock Investment Option”; and the “Kraft Heinz Stock Fund Investment Option”, (hereinafter collectively referred to as “Stock Investment Options”) which are invested exclusively in the common stock of Philip Morris International Inc. (“PMI Stock”), Altria Group, Inc. (“Altria Stock”), Mondelēz International, Inc. (“Mondelēz Stock) and The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (hereinafter collectively referred to as “Common Stock”). Newport Trust Company is the named fiduciary with respect to the management of the Stock Investment Options. The Administrator, the Benefits Committee and Newport Trust Company are hereinafter collectively referred to as the “Fiduciaries”.

Contributions:

Each eligible employee of the Company may make before-tax and after-tax contributions to the Plan as soon as administratively practicable following his or her date of hire. All eligible employees, other than Match-Eligible Employees, become eligible for the Company's contribution (the “Company Contribution”) upon completion of 24 months of service, as defined by the Plan (including services with Altria Group, Inc. and its affiliates accumulated under the predecessor deferred profit-sharing plan). Match-Eligible Employees (defined as employees who are hired or rehired by, or transferred to, the Company on or after January 1, 2009) become eligible for a Company Contribution after completing 12 months of service. In addition, Match-Eligible Employees, who make before-tax, Roth and/or after-tax contributions become eligible for a company match contribution (the “Company Match Contribution”) after 90 days of service. Participants can direct all contributions among twenty investment options. The business rating (further discussed in Note 3), which is determined by the Philip Morris International Inc. Board of Directors Compensation and Leadership Development Committee (the "Compensation and Leadership Development Committee"), resulted in a 2019 Company Contribution to eligible Plan participants of 15% of eligible compensation.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the PMI Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of PMI Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of PMI Stock.

Any cash dividends paid on Altria, Mondelēz or Kraft Heinz Stock cannot be reinvested in their respective Stock Investment Options, but instead will be invested according to the participant's current investment elections. If the participant has not provided an investment election, cash dividends will be invested in the Vanguard Target Date Retirement funds. The participant does not have the right to elect to have these dividends paid to them in cash.

Participant Accounts:

Each participant's Plan account is credited with the Company Contribution, Company Match Contribution (for Match-Eligible Employees), participant's personal contributions and the allocated share of the investment activities of each investment option in which he or she participates, and is charged with an allocation of Plan expenses, as defined by the Plan document.

Vesting:

Each participant is fully vested in the balance held in their Plan accounts. Eligible participants are vested immediately in the Company Contribution and Company Match Contribution.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan document.

Participant Loans:

The loan program permits active participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan document. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant's account balance at the time of the loan request or $50,000, less the participant's highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant's loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant's Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

investment options according to the participant's investment authorization in effect at the time of repayment.

2.    Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Certain assets of the Plan are invested in common stock and mutual funds, which could be subject to significant market fluctuations. A small portion of the assets are held in money market accounts.

Valuation of Investments:

The Plan's investments are composed of the following:

•
A commingled fund consisting of investment contracts (primarily synthetic guaranteed investment contracts). The Plan's investment in the Mellon Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to this investment. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Mellon Stable Value Fund, a collective trust, is valued based on information reported by the investment advisor using the audited financial statements of the collective trust which are as of and for the year ended December 31, 2019.

•	Mutual funds are stated at the respective funds' net asset value per share, which is determined based on market values at the closing price on the last business day of the year.

•	Equity securities, primarily consisting of common stock, that are listed on an exchange are valued at the closing price on the last business day of the year.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

•	Short-term temporary investments, such as money markets, are generally carried at amortized cost, which approximates fair value.

Investment Transactions and Investment Income:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

Realized gains or losses from security transactions are reported on the average cost method.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for Common Stock held in the Stock Investment Options) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as participant recordkeeping fees are charged directly to the participant accounts, usually on a quarterly basis.

Transaction fees (including fees associated with the trading of Common Stock) are charged solely to the accounts of the participants that initiate the transactions.

3.    Contributions:

The Company Contribution to the Plan, on behalf of employees of the Company who have met their eligibility service requirement (“Philip Morris Participants”) is based on the business rating of PMI as determined by the Compensation and Leadership Development Committee each year. Based on the annual business rating, the Company Contribution to eligible Plan participants will range from 7% to 15% of eligible compensation. The Company Contribution is allocated ratably among Philip Morris Participants in the Plan at the end of the year according to their eligible participant compensation as defined by the Plan.

Match-Eligible Employees are not eligible to participate in the Philip Morris International Retirement Plan (a non-contributory defined benefit pension plan). However, in addition to the Company Contribution, Match-Eligible Employees who make before-tax and/or after-tax contributions for any payroll period after 90 days from their date of hire will also receive a Company Match Contribution. The Company will match the participant's before-tax contributions and after-tax contributions, dollar for dollar, up to the first 5% of eligible compensation that the participant contributes for each payroll period.

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year as determined by the Compensation and Leadership Development Committee, as described above. Company Match Contributions are recorded in the period in which the participants contribute. Participants' contributions are recorded in the period in which they are withheld by the Company.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Due to limitations under the Internal Revenue Code of 1986, as amended (the “Code”), certain amounts for highly compensated employees are not contributed to the Plan.

No contribution is required from any participant under the Plan. However, new employees are automatically enrolled in the Plan to make before-tax contributions of five percent (5%) of their eligible compensation beginning with the first payroll period that is administratively practicable after the employee has completed 90 days of service. Employees that are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

Participants may make contributions on a before-tax and/or an after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2019, the catch-up contribution was limited to $6,000. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2019, a participant's before-tax contribution was limited to $19,000, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Philip Morris International Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter to be at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants' aggregate annual compensation.

4.    Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a statutory or regulatory exemption or a class exemption issued by the Department of Labor. The Plan invests in PMI Stock. During the year ended December 31, 2019, there were $26.6 million of purchases and $27.6 million of sales of PMI Stock. For the year ended December 31, 2019, the Plan earned $8.6 million, primarily related to net realized gains/(losses) and dividends, from the investment in PMI Stock. These transactions are exempt from the party-in-interest transaction prohibitions of ERISA. Certain Plan investments are shares of mutual funds managed by Fidelity Concord Street Trust, an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan. These transactions also qualify as exempt party-in-interest transactions under ERISA.

5.    Plan Termination:

The Board of Directors of Philip Morris International Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Match Contributions to the Plan or to terminate the Plan. The Board has delegated to the Benefits Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. The

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

6.    Tax Status:

By letter dated May 13, 2015, the Internal Revenue Service ("IRS") has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the ESOP portion of the Plan is a stock bonus plan as described in Section 401(a) and 4975(e) of the Code. The Plan has since been amended, and the Plan Administrator and counsel believe that the Plan has been and is currently being operated in compliance with the applicable requirements of the Code. Therefore both the Plan and the ESOP portion of the Plan are exempt from federal income taxes under the provisions of Section 501(a) of the Code and no provision for income taxes has been included in the Plan's financial statements.

The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year ended December 31, 2019 and 2018, respectively.

7.    Fair Value Measurements:

The authoritative guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The guidance describes three levels of input that may be used to measure fair value, which are as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities;

Level 2 -
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Plan Assets

Equity Securities:     Equity securities directly held by the Plan consist of common stocks with quoted prices in active markets. These securities have been classified within Level 1.

Mutual Funds and Money Markets: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset value of the mutual funds are based on prices in active markets. Investments held in the money market funds are valued at amortized cost, which approximates fair value. These investments have been classified within Level 1.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The aggregate fair values of the Plan's assets as of December 31, 2019 and 2018, were as follows (in thousands):

	For the Year Ended Dec. 31, 2018	For the Year Ended Dec. 31, 2019	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds (1)	$135,735	$157,114	$157,114	$—	$—
Equity Securities	74,267	82,925	82,925	—	—
Money Market Funds	341	549	549	—	—
Total Assets in Fair Value Hierarchy	210,343	240,588	$240,588	$—	$—
Assets Measured at Net Asset Value (2)	33,154	36,896
Total Assets	$243,497	$277,484

Hierarchy valuations at December 31, 2019 are consistent with December 31, 2018.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

(1)Mutual Funds were comprised of U.S. and international investments, 88% and 12% respectively, at December 31, 2019, and 87% and 13% respectively, at December 31, 2018.

(2)In accordance with FASB ASC Subtopic 820-10, an investment measured at fair value using the net asset value per share practical expedient has not been classified in the fair value hierarchy. This investment is the Mellon Stable Value Fund, which is comprised of a diversified portfolio of fixed-income instruments which primarily include guaranteed investment contracts ("GICs") including synthetic, and insurance company separate account GICs. Participant redemptions can be made from the Mellon Stable Value Fund on a daily basis, with settlement one business day after the trade is submitted. Plan sponsor initiated withdrawals from the Mellon Stable Value Fund may be subject to a redemption notice period of up to twelve months. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net additions per the financial statements to the Form 5500 for the year ended December 31, 2019 (in thousands of dollars):

2019
Net additions per the financial statements	$59,974
Administrative expenses	72
Total income per Form 5500	$60,046

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

9. Subsequent Events:

COVID-19 Pandemic:

As a result of the global emergence of the Coronavirus disease (COVID-19) and the current economic environment, uncertainties have arisen, which have resulted in market volatility of which the impact cannot be reasonably estimated at this time.

Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. The CARES Act allows plans (1) to increase the maximum loan limit for qualified participants to the lesser of 100% of the participant’s vested account balance or $100,000 until September 23, 2020 and (2) allows eligible participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons.
The CARES Act could have an impact to the Plan’s net assets in the 2020 plan year.

Roth 401(k):

Beginning in 2020, a new Roth 401(k) contribution option managed by Fidelity will be available to Plan participants.

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PHILIP MORRIS INTERNATIONAL DEFERRED PROFIT-SHARING PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Fair Value

Mellon Stable Value Fund	Commingled Fund		$36,896,271
Vanguard Institutional Index Fund	Mutual Fund		62,444,847
Fidelity Extended Market Index Fund*	Mutual Fund		28,344,729
Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		21,966,948
Vanguard Intermediate-Term Treasury Fund	Mutual Fund		18,696,596
Fidelity International Index Fund*	Mutual Fund		13,585,949
Vanguard European Stock Index Fund	Mutual Fund		5,689,381
Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund		2,750,429
Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund		1,653,673
Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund		682,844
Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund		483,033
Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund		254,359
Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund		140,978
Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund		138,405
Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund		120,993
Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund		98,384
Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund		37,440
Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund		24,327
Philip Morris International Inc. Stock*	Common Stock		63,798,991
Altria Group, Inc. Stock	Common Stock		12,761,098
Mondelēz International, Inc. Stock	Common Stock		5,405,780
The Kraft Heinz Company Stock	Common Stock		959,349
Fidelity Government Money Market Fund*	Money Market		540,320
Fidelity Cash Reserves Fund*	Money Market		9,099
Total			$277,484,223
Participants' loans	2-25 Years, interest 3.25%-8.50%		$703,108

*indicates party-in-interest

(1) All investments are participant directed, therefore cost is not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, People and Culture U.S. having administrative responsibility for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHILIP MORRIS INTERNATIONAL
DEFERRED PROFIT-SHARING
PLAN

By	/s/ TIMOTHY MCCARTHY
Timothy McCarthy
Director, People and Culture U.S.

Date: June 9, 2020

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